UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-37599

CUSIP NUMBER: G5509L 101

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☒ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2015

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

LivaNova PLC

Full Name of Registrant

N/A

Former Name if Applicable

5 Merchant Square, North Wharf Road

London, United Kingdom W2 1AY

Address of Principal Executive Office (Street and number)

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

LivaNova PLC (formerly known as Sand Holdco PLC and Sand Holdco Limited), is a public limited company incorporated under the laws of England and Wales (“LivaNova”). LivaNova was formed, along with its wholly owned subsidiary, Cypher Merger Sub, Inc., a Delaware corporation (“Merger Sub”), on February 20, 2015, for the purpose of facilitating the business combination of Cyberonics, Inc., a Delaware corporation (“Cyberonics”), and Sorin S.p.A., a joint stock company organized under the laws of Italy (“Sorin”). On October 19, 2015, and pursuant to the terms of a definitive Transaction Agreement entered into by LivaNova, Cyberonics, Sorin and Merger Sub, dated March 23, 2015, Sorin merged with and into LivaNova, with LivaNova continuing as the surviving company (the “Sorin Merger”), immediately followed by the merger of Merger Sub with and into Cyberonics, with Cyberonics continuing as the surviving company and as a wholly-owned subsidiary of LivaNova (the “Cyberonics Merger”, and together with the Sorin Merger, the “Mergers”).

LivaNova’s Transition Report on Form 10-K for the transition period from April 25, 2015 to December 31, 2015, cannot be filed within the prescribed time period without unreasonable effort or expense because of a delay in assembling the information necessary to complete the transitional annual report on Form 10-K due to the complexity and timing of the aforementioned transaction and the requirement to prepare financial information of Sorin in accordance with generally accepted accounting principles in the United States when it has historically only presented information prepared in accordance with International Financial Reporting Standards . LivaNova expects that the transitional annual report on Form 10-K that is the subject hereof will be filed within the time frame allowed by the extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Vivid Sehgal		44-0-203-786-5281
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Mergers, LivaNova became the holding company of the combined businesses of Cyberonics and Sorin and the successor company to Cyberonics. LivaNova utilizes a calendar year ending December 31st of each year. Prior to the Mergers, Cyberonics utilized a 52/53-week fiscal year that ended on the last Friday in April. In this Transition Report on Form 10-K, LivaNova will report results for Cyberonics and its consolidated subsidiaries for the transitional period April 25, 2015 to December 31, 2015. We will include as part of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations the equivalent unaudited prior year financial information covering the period April 26, 2014 to December 26, 2014, which is based on historical Cyberonics data and is matched to the current transitional year as closely as possible. In addition, the transitional year ended December 31, 2015 includes Sorin activity for the period October 19, 2015 to December 31, 2015.

Upon completion of the Mergers, LivaNova also reorganized its reporting structure and aligned its operations into business segments, whereas Cyberonics did not previously divide its operations for purposes of segment reporting. The transition report will reflect that, following the Mergers, the Cyberonics operations and historical data are now included in LivaNova’s Neuromodulation Business Unit, and the Sorin businesses activities are now included under the Cardiac Surgery and Cardiac Rhythm Management Business Units from October 19, 2015.

Among other differences, the condensed consolidated statement of operations for the transitional period April 25, 2015 to December 31, 2015 is expected to include merger, integration and restructuring related expenses of approximately $42 million, $14 million and $11 million, respectively, which will include professional fees for legal services, accounting services, due diligence, a fairness opinion, investment banking fees and the preparation of registration and regulatory filings in the United States and Europe, as well as logistics and other integration and restructuring related expenses, as compared to $9 million in merger-related expenses and $0 in integration and restructuring expenses for the prior fiscal year April 26, 2014 to April 24, 2015.

LivaNova PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2016

By:	/s/ Gregory H. Browne
Name:	Gregory H. Browne
Title:	Senior Vice President, Finance